MANGOCEUTICALS, INC.

15110 N. Dallas Parkway, Suite 600

Dallas, Texas 75248

August 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

Re:	Mangoceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Post-Effective Amendment”) File No. 333-278888 Request for Withdrawal of the Post-Effective Amendment Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mangoceuticals, Inc., hereby requests the withdrawal, as of the date hereof or at the earliest practicable date hereafter, of the Post-Effective Amendment. The Company is no longer seeking to deregister certain shares of common stock registered under the Registration Statement. The withdrawal is requested only for the Post-Effective Amendment and not with respect to any other filings made under the 1933 Act File No. 333-278888.

Very truly yours,

/s/ Jacob D. Cohen
Jacob D. Cohen
Chairman and Chief Executive Officer

cc:	Lucosky Brookman LLP